
AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
WASH. D.C. 155

SEC FILE NUMBER
8- 01-28075

8-3652/

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/1/02____ AND ENDING ____12/31/02____
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Surety Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue, Suite 3006
_____
(No. and Street)

____Wantagh ,____   ____NY____   ____11793____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  John T. Renck   516-781-2000
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Nussbaum Yates & Wolpow PC

_____
(Name – *if individual, state last, first, middle name*)

445 Broadhollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __John T. Renck__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Surety Financial Services__ , as of __December 31__ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. FORAN
Notary Public, State of New York
No. 01FO4642380
Qualified in Nassau County
Commission Expires January 31, 2006

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. CASH FIows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT AUDITORS

YEAR ENDED DECEMBER 31, 2002

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2002

CONTENTS

Certified Public Accountants

445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

Report of Independent Auditors

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
  d/b/a Surety Financial Services
Wantagh, NY

We have audited the accompanying statement of financial condition of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services at December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
January 22, 2003

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
    d/b/a Surety Financial Services
Wantagh, NY

In planning and performing our audit of the financial statements and supplemental schedule of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Officer and Director of
 Monitoring and Evaluation Services, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
January 22, 2003

-3-

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$219,515
Receivable from brokers	61,278
Receivable from customers	21,846
Securities owned, not readily marketable, at estimated fair value	35,700
Furniture and equipment, at cost, net of accumulated depreciation of $93,744	11,365
Other	4,178
	$353,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$176,027
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, authorized, issued and outstanding 100 shares, no par	60,000
Retained earnings	117,855
	177,855
	$353,882

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$1,360,302
Investment consultant fees	217,085
Interest	545
	1,577,932
Expenses:	
Officer's salary	312,397
Salaries and employee benefits	333,794
Occupancy	25,126
Auto expenses and rentals	15,472
Travel and entertainment	115,460
Insurance	25,621
Office and miscellaneous expenses	25,535
Communications and data processing	11,550
Professional fees	17,268
Dues and subscriptions	6,729
Promotions and advertising	11,334
Fees and assessments	1,108
Pension	85,531
Conferences, conventions and seminars	157,641
Contributions	16,065
Transaction cost recapture	96,232
	1,256,863
Income before income taxes	321,069
Income taxes	47
Net income	$ 321,022

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock		Retained	Stockholder's
	Shares	**Amount**	**Earnings**	**Equity**
Balances, January 1, 2002	100	$60,000	$154,639	$214,639
Net income	-	-	321,022	321,022
Dividends	-	-	(357,806)	(357,806)
Balances, December 31, 2002	100	$60,000	$117,855	$177,855

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net income	$321,022
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	6,120
Changes in operating assets and liabilities:	
Net receivable from brokers	12,192
Net receivable from customers	19,450
Accounts payable and accrued expenses	69,091
Net cash provided by operating activities	427,875
Investing activities,	
purchase of furniture and equipment	(9,076)
Financing activities, dividends paid	(357,806)
Increase in cash	60,993
Cash, beginning of year	158,522
Cash, end of year	$219,515
Supplemental cash flows disclosures:	
Income taxes paid	$ 47

See notes to financial statements.

1. **Nature of Business and Significant Accounting Policies**

   Nature of Business

   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. The Company also provides investment consultant services to customers.

   Significant Accounting Policies

   - *Securities Transactions and Commissions*

     Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date basis. There is no material difference between trade and settlement date.

     Securities not readily marketable are valued at estimated fair value.

   - *Investment Advisory Income*

     Investment consultant fees are earned quarterly based on the terms of contracts with customers.

   - *Income Taxes*

     The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on his proportionate share of the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain state taxes.

1. **Nature of Business and Significant Accounting Policies (Continued)**

    Significant Accounting Policies (Continued)

    *   *Depreciation*

        Furniture and equipment are being depreciated by the straight-line method over an estimated period of five years.

    *   *Use of Estimates*

        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Receivable from Brokers**

    Receivable from brokers at December 31, 2002 consists of commissions receivable from clearing brokers and others. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

3. **Receivable from Customers**

    Receivable from customers includes amounts due for investment consultant fees.

4. **Securities Owned**

Securities owned consist of investments in NASDAQ which are not readily marketable investment securities since there is no market on a securities exchange and no independent publicly quoted market. These securities are recorded at cost and consist of the following:

Warrants	$20,100
Common stock	15,600
	$35,700

5. **Defined Contribution Plan**

The Company maintains a defined contribution retirement plan covering all employees. Total expense for 2002 amounted to $85,531, which is accrued at December 31, 2002.

6. **Related Party Transactions**

Expenses for 2002 include $153,900 related to charges by an affiliated company, under common control, for the use of its facilities for meetings and seminars.

7. **Financial Instruments**

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

7. **Financial Instruments (Continued)**

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit-risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.

8. **Lease Commitments**

The Company is on a month-to-month lease for its office. Total rent expense amounted to $19,007 for 2002.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in order that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000. At December 31, 2002, the Company had net capital of 104,766, which was $93,031 in excess of its required net capital. The Company's net capital ratio was 1.68 to 1.

10. **Subsequent Event**

At January 31, 2003, the Company was in violation of one of its clearing broker agreements, which requires maintenance of net capital of $100,000 unless agreed to in writing by the clearing broker. The Company believes that any violation would have no effect on the Company since it would be able to clear customer transactions through another clearing broker.

**MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2002

Net capital:	
Total stockholder equity qualified for net capital	$177,855
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	35,700
Other assets	26,024
Furniture and equipment, net	11,365
	73,089
Net capital	$104,766
Aggregate indebtedness:	
Accounts payable and accrued expenses	$176,027
Computation of basic net capital requirement:	
Minimum net capital required:	
Based on aggregate indebtedness	$ 11,735
Minimum dollar requirement	$ 5,000
Excess net capital at minimum required	$ 93,031
Excess net capital at 1000%	$ 87,163
Ratio: Aggregate indebtedness to net capital	1.68 to 1

The above computation agrees with the amounts included in Form X-17A-5 for the period ending December 31, 2002.

The schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC. 2)(ii) of Rule 15c3-3 of the SEC.